Exhibit 99.1

YM BIOSCIENCES REPORTS FISCAL THIRD QUARTER 2008 OPERATIONAL AND FINANCIAL RESULTS

MISSISSAUGA, Canada - May 8, 2008 - YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today reported operational and financial results for its third quarter of fiscal 2008, ended March 31, 2008.

“During the quarter we continued to advance nimotuzumab globally, leveraging co-operative efforts of multiple partners and other licensees of the drug,” said David Allan, Chairman and CEO of YM BioSciences. “These activities were highlighted by the acceptance of a poster at ASCO 2008 describing data from the Canadian arm of a Canadian/Korean trial in non-small cell lung cancer, also known as NSCLC, and the enrollment of the first patient in our US and Canadian Phase II trial investigating nimotuzumab in pediatric patients with inoperable, treatment-resistant brain cancer.”

Nimotuzumab
Nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR), is being developed globally, with 14 companies now participating in the development of this drug. YM’s financial interest in nimotuzumab extends across the major pharmaceutical marketplaces of North America, Europe and Japan and includes countries in South-East Asia and Africa. YM has retained all rights to North America, Australia and New Zealand while out-licensing rights to the drug in its remaining territories.

•
In February 2008, YM enrolled the first patient in its Phase II trial investigating nimotuzumab in pediatric patients with progressive diffuse intrinsic pontine glioma (DIPG), an inoperable, treatment-resistant brain cancer. Nine leading US pediatric clinical centers and two Canadian centers are participating in the 44-patient single-arm trial evaluating nimotuzumab as a monotherapy. The primary endpoint of the trial is a target response rate of 15%, and recruitment is expected to be completed in mid-2009.

•
Preliminary results are expected in mid 2008 from the 59 patients in the first of two possible tranches of YM’s Phase II colorectal cancer study. The trial is evaluating the combination of nimotuzumab with irinotecan chemotherapy in irinotecan-resistant patients.

•
YM continues to follow patients in Canada in a joint Phase I/II trial with its licensee Kuhnil Pharma in Korea. The trial is evaluating nimotuzumab in combination with external radiotherapy in patients diagnosed with stage IIb, III or IV NSCLC unsuitable for radical therapy. Kuhnil Pharma has completed enrolling patients into the joint trial. Data from the YM patients in the trial will be presented at ASCO 2008 in June and support the design of the international Phase III trial in NSCLC that YM plans to initiate this year with certain of its licensees and other nimotuzumab developers.

•
In Europe, Oncoscience AG, is conducting late-stage trials in first-line pediatric DIPG, adult glioma and pancreatic cancer. In April 2008, nimotuzumab was accorded Orphan Drug Designation for pancreatic cancer in Europe. Data from the first-line, single-arm Phase III pediatric DIPG trial is scheduled for a poster presentation (Poster #3D, S Hall A1) on June 1, 2008 at ASCO.

•	In Japan, the Company’s licensee, Daiichi-Sankyo Co., Ltd. is preparing to conduct Phase II trials with nimotuzumab.

•
YM’s licensee in Singapore/Indonesia, Innogene Kalbiotech/P.T. Kalbe Farma, has initiated a Special Access Program under which patients are being treated with nimotuzumab for various tumour types and a broad development program is underway in those substantial markets.

•
At the 2008 ASCO annual meeting, poster presentations on a pharmacodynamic study of nimotuzumab in patients with unresectable squamous cell carcinoma of the head and neck (Poster #14D, S Hall A1 on May 31, 2008), and additional results from the escalating-dose Phase I portion of a Phase I/II NSCLC study (Poster #15F, S Hall A1 on June 1, 2008) will be presented.

AeroLEF™
AeroLEF™ is a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain. AeroLEF™ uniquely permits patients to identify and select the appropriate dose in real-time for each pain episode to achieve both rapid onset and extended duration of analgesia.

YM received clearance from the US Food and Drug Administration (FDA) in 2007 to initiate a Phase II Acute Pain Study (AP5) of AeroLEF™ in the US in opioid-tolerant or opioid-naïve patients. During the fiscal third quarter, YM reported that it received a letter from the US FDA informing the Company that the planned Phase II Acute Pain Study (AP5) of AeroLEF™ had been placed on clinical hold. The Company is currently preparing its response to the FDA and expects to submit its response in the coming weeks.

Three posters describing research conducted on AreoLEF™ will be presented at the 27th Annual Scientific Meeting of the American Pain Society (APS), which takes place May 8-10, 2008 in Tampa, Florida. (Poster #’s 243, 264 and 265)

Financial Results (CDN dollars)
Total revenue for the third quarter of fiscal 2008, ended March 31, 2008 was $1.8 million compared with $2.0 million for the third quarter of fiscal 2007, ended March 31, 2007. Total revenue for the first nine months of fiscal 2008 was $5.5 million compared with $5.7 million for the first nine months of fiscal 2007. Revenue from out-licensing was $1.2 million for third quarter of fiscal 2008 compared with $1.2 million for the third quarter of fiscal 2007. Interest income for the third quarter of fiscal 2008 was $0.6 million compared with $0.8 million for the third quarter of fiscal 2007.

Total operating expenditures for the third quarter of fiscal 2008 were $5.7 million compared to $10.9 million for the third quarter of fiscal 2007. Total operating expenditures for the first nine months of fiscal 2008 were $17.6 million compared with $31.0 million for the first nine months of fiscal 2007. General and administrative expenses were $1.4 million for the third quarter of fiscal 2008 compared with $1.7 million for the third quarter of fiscal 2007. Licensing and product development expenses were $4.3 million for the third quarter of fiscal 2008 compared to $7.3 million for the third quarter of fiscal 2007. The large decreases are mainly the result of reduced development activity for tesmilifene, for which a Phase III trial was terminated in January 2007. The Company’s current clinical development plans for nimotuzumab and AeroLEF™ anticipate an increase in expenditures, the timing of which is subject to regulatory approvals.

The net loss for the third quarter of fiscal 2008 was $3.8 million ($0.07 per share) compared to $8.9 million ($0.16 per share) for the same period last year. The net loss for the first nine months of fiscal 2008 was $11.9 million ($0.21 per share) compared to $27.0 million ($0.48 per share) for the same period last year.

As at March 31, 2008 the Company had cash and cash equivalents and short-term deposits totaling $62.1 million and payables and accrued liabilities totaling $2.5 million compared to $75.6 million and $3.3 million respectively at June 30, 2007.

As at March 31, 2008 the Company had 55,835,356 common shares outstanding, of which 2,380,953 common shares are held in escrow for contingent additional payment related to the acquisition of Delex Therapeutics Inc.

About YM BioSciences
YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer and brain cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEFÔ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:

Thomas Fechtner, the Trout Group LLC Tel. +1-646-378-2931 Email: tfechtner@troutgroup.com	James Smith, the Equicom Group Inc. Tel. +1-416-815-0700 x 229 Email: jsmith@equicomgroup.com
Nominated Adviser Canaccord Adams Limited Ryan Gaffney Tel. +44 (0)20 7050 6500

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Balance Sheets
(Expressed in Canadian dollars)

	March 31, 2008	June 30, 2007
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$2,640,255	$5,847,351
Short-term deposits	59,453,941	69,724,438
Accounts receivable	653,236	370,011
Prepaid expenses	216,701	347,010
	62,964,133	76,288,810
Capital assets	145,470	325,040
Intangible assets	4,330,544	5,125,950
	$67,440,147	$81,739,800
Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,252,058	$1,169,211
Accrued liabilities	1,254,710	2,103,755
Deferred revenue	4,623,340	4,702,132
	7,130,108	7,975,098
Deferred revenue	5,570,090	8,929,900
Shareholders' equity:
Share capital	172,921,153	172,921,153
Share purchase warrants	3,150,539	4,553,308
Contributed surplus	8,887,842	5,657,082
Deficit accumulated during the development stage	(130,219,585)	(118,296,741)
	54,739,949	64,834,802
Basis of presentation
Commitments
	$67,440,147	$81,739,800

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Operations
(Expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,		Period from inception on August 17, 1994 to March 31,
	2008	2007	2008	2007	2008
	(Unaudited)		(Unaudited)		(Unaudited)

Out-licensing revenue	$1,155,835	$1,175,533	$3,438,601	$3,232,357	$9,745,646
Interest income	622,029	809,174	2,039,663	2,505,559	10,169,052
	1,777,864	1,984,707	5,478,264	5,737,916	19,914,698
Expenses:
General and administrative	1,416,872	1,721,673	5,526,388	5,553,538	41,612,923
Licensing and product development	4,286,792	7,318,303	12,052,278	23,649,274	102,848,661
Impairment	-	1,829,538	-	1,829,538	1,829,538
	5,703,664	10,869,514	17,578,666	31,032,350	146,291,122
Loss before the undernoted	(3,925,800)	(8,884,807)	(12,100,402)	(25,294,434)	(126,376,424)
Gain (loss) on foreign exchange	15,584	(44,267)	29,716	(17,193)	(333,466)
Gain on short-term deposits	91,569	-	217,985	-	217,985
Loss on sale of marketable securities	-	-	-	-	(1,191,329)
Loss on disposal of capital assets	–	–	(70,143)	–	(70,143)
Loss before income taxes	(3,818,647)	(8,929,074)	(11,922,844)	(25,311,627)	(127,753,377)
Income taxes	-	-	-	1,668,775	1,676,075
Loss and comprehensive loss for the period	$(3,818,647)	$(8,929,074)	$(11,922,844)	$(26,980,402)	$(129,429,452)
Basic and diluted loss per common share	$(0.07)	$(0.16)	$(0.21)	$(0.48)
Weighted average number of common shares outstanding, excluding 2,380,953 common shares held in escrow for contingent additional payment related to the Delex Therapeutics Inc. acquisition	55,835,356	55,819,986	55,835,356	55,794,483

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Deficit Accumulated During the Development Stage
(Expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,			Period from inception on August 17, 1994 to March 31,
	2008	2007	2008	2007		2008
	(Unaudited)		(Unaudited)			(Unaudited)
Deficit accumulated during the development stage, beginning of period	$(126,400,938)	$(104,617,829)	$(118,296,741)	$(86,566,501	) $	–
Cost of purchasing shares for cancellation in excess of book value	–	–	–	–		(790,133)
Loss for the period	(3,818,647)	(8,929,074)	(11,922,844)	(26,980,402)		(129,429,452)
Deficit accumulated during the development stage, end of period	$(130,219,585)	$(113,546,903)	$(130,219,585)	$(113,546,903	) $	(130,219,585)

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars)

					Period from
					inception on
					August 17,
	Three months ended		Nine months ended		1994 to
	March 31,		March 31,		March 31,
	2008	2007	2008	2007	2008
	(Unaudited)		(Unaudited)		(Unaudited)
Cash provided by (used in):
Operating activities:
Loss for the period	$(3,818,647)	$(8,929,074)	$(11,922,844)	$(26,980,402)	$(129,429,452)
Items not involving cash:
Amortization of capital assets	20,781	27,410	106,364	78,109	545,153
Amortization of intangible assets	265,135	387,104	795,406	1,653,205	4,115,364
Impairment of intangible asset	-	1,829,538	-	1,829,538	1,829,538
Loss on disposal of capital assets	-	-	70,143	-	70,143
Loss on marketable securities	-	-	-	-	1,191,329
Unrealized gain on short-term deposits	(98,443)	-	(91,569)	-	(91,569)
Stock-based employee compensation	324,704	440,965	1,827,991	1,433,550	7,981,467
Stock-based consideration	-	-	-	-	292,750
Warrants-based consideration	-	-	-	-	54,775
Change in non-cash operating working capital:
Accounts receivable and prepaid expenses	257,614	1,025,781	(152,916)	1,700,745	158,785
Accounts payable, accrued liabilities and deferred revenue	(849,632)	391,221	(4,204,800)	13,182,165	9,458,554
	(3,898,488)	(4,827,055)	(13,572,225)	(7,103,090)	(103,823,163)
Financing activities:
Issuance of common shares on exercise of warrants		87,500		89,375	4,371,555
Repayment of debenture	-	-	-	-	(1,469,425)
Net proceeds from issuance of shares and warrants	–	–	–	–	123,276,729
Issuance of common shares on exercise of options		11,232		11,232	2,516,246
Redemption of preferred shares	-	-	-	-	(2,630,372)
Purchase of shares for cancellation	-	-	-	-	(1,029,679)
	-	98,732	-	100,607	125,035,054
Investing activities:
Purchase and sale of short-term deposits, net	(4,980,923)	(4,494,783)	10,362,066	15,576,688	(59,168,447)
Proceeds on sale of marketable securities					1,404,450
Additions to capital and intangible assets		(54,244)	(35,933)	(122,521)	(613,248)
Proceeds from sale of capital assets	-	-	38,996	-	38,996
	(4,980,923)	(4,549,027)	10,365,129	15,454,167	(58,338,249)
Increase (decrease) in cash and cash equivalents	(8,879,411)	(9,277,350)	(3,207,096)	8,451,684	(37,126,358)
Net cash assumed on acquisition	-	-	-	-	39,766,613
Cash and cash equivalents, beginning of period	11,519,666	20,464,351	5,847,351	2,735,317	-
Cash and cash equivalents, end of period	$2,640,255	$11,187,001	$2,640,255	$11,187,001	$2,640,255

YM BIOSCIENCES INC.
(A DEVELOPMENT STAGE COMPANY)

Interim Consolidated Statements of Cash Flows (continued)
(Expressed in Canadian dollars)

	Three months ended March 31,		Nine months ended March 31,		Period from inception on August 17, 1994 to March 31,
	2008	2007	2008	2007	2008
	(Unaudited)		(Unaudited)		(Unaudited)
Supplemental cash flow information:
Non-cash items:
Issuance of shares from escrow on Delex Therapeutics Inc. acquisition	$-	$-	$-	$-	$11,326,981
Issuance of common shares on Eximias acquisition	-	-	-	-	35,063,171
Issuance of common shares in exchange for licensed patents	-	-	-	-	100,000